As filed with the Securities and Exchange Commission on February 27, 1997
                                                           Registration No. 333-
================================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               ---------------
                                  FORM S-2
                           REGISTRATION STATEMENT
                      UNDER THE SECURITIES ACT OF 1933

                               ---------------
                              RAILAMERICA, INC.
   ----------------------------------------------------------------------
           (Exact Name of Registrant as Specified in its Charter)

        DELAWARE                         4011                     65-0328006
     (State or Other               (Primary Standard           (I.R.S. Employer
Jurisdiction of Incorporation   Industrial Classification    Identification No.)
     or Organization)                Code Number)


                                301 YAMATO ROAD
                                   SUITE 1190
                           BOCA RATON, FLORIDA  33431
                                 (407) 994-6015
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                 GARY O. MARINO
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               RAILAMERICA, INC.
                                301 YAMATO ROAD
                                   SUITE 1190
                           BOCA RATON, FLORIDA 33431
                                 (407) 994-6015

           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code of Agent for Service)

                  Please send copies of all communications to:

                               GARY EPSTEIN, ESQ.
           GREENBERG, TRAURIG, HOFFMAN, LIPOFF, ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                             MIAMI, FLORIDA  33131
                                 (305) 579-0500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     From time to time after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     Pursuant to Rule 416, this Registration Statement also covers such indeterminable number of additional shares of Common Stock and Warrants, if any, which may become issuable by virtue of the anti-dilution provisions of the Warrants.

==================================================================================================================
                                                        PROPOSED MAXIMUM        PROPOSED
  TITLE OF SHARES                       AMOUNT TO BE    AGGREGATE PRICE     MAXIMUM AGGREGATE      AMOUNT OF
  TO BE REGISTERED                       REGISTERED       PER SHARE           OFFERING PRICE    REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------
Common Stock (par value $.001 per
share)(1).........................      79,704 shares      $5.78(2)            $460,689.12          $140.00
------------------------------------------------------------------------------------------------------------------
Class B Warrants(1)...............      39,852 warrants    $3.00(3)            $119,556.00          $ 36.00
------------------------------------------------------------------------------------------------------------------
Common Stock (par value $.001 per
share)(4).........................      51,807 shares      $5.78(2)            $299,444.46          $ 91.00
------------------------------------------------------------------------------------------------------------------
Total Registration Fee.........................................................................     $267.00
==================================================================================================================

(1)  Reserved for issuance upon the exercise of Unit Purchase Warrants.
(2) Estimated solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices of the Company's Common Stock as of February 22, 1997, as reported by the National Association of Securities Dealers Automated Quotation System
     Small-Cap Market.
(3) Estimated solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices of the Company's Class B Warrants as of February 22, 1997, as reported by the National Association of Securities Dealers Automated Quotation System
     Small-Cap Market.
(4)  Reserved for issuance upon the exercise of the Class B Warrants.

       The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS
                               RAILAMERICA, INC.

                           39,852 UNITS CONSISTING OF
                         79,704 SHARES OF COMMON STOCK,
                           39,852 CLASS B WARRANTS &
                         51,807 SHARES OF COMMON STOCK
                   UPON THE EXERCISE OF THE CLASS B WARRANTS


     This Prospectus relates to the issuance by RailAmerica, Inc., a Delaware corporation (together with its consolidated subsidiaries, the "Company"), of (a) 39,852 Units (the "Units"), consisting of 79,704 shares (the "Representatives' Shares") of the Company's common stock, par value $.001 per share (the "Common Stock"), and 39,852 Class B Warrants (the "Representatives' Warrants"), and (b) 51,807 shares of Common Stock (the "Warrant Shares") issuable upon the exercise of the Representatives' Warrants. This Prospectus also relates to the proposed sale from time to time of the Representatives' Shares, Representatives'
Warrants and Warrant Shares (collectively, the Representatives' Shares, Representatives' Warrants and Warrant Shares shall be referred to as the "Securities") by the holders thereof (the "Selling Securityholders").

     The Units are issuable upon exercise of outstanding unit purchase warrants (the "Unit Purchase Warrants") which were issued to the Selling Securityholders in connection with the Company's initial public offering which occurred in 1992. Each Unit Purchase Warrant entitles its holder to purchase a certain number of Units (each Unit consisting of two shares of Common Stock and one Class B Warrant) at an exercise price of $7.97 per Unit. The Company will receive
$7.97 per Unit and $3.50 per share of Common Stock upon the exercise by the Selling Securityholders of the Unit Purchase Warrants and the Class B Warrants, respectively, but will not receive any proceeds from the sale of the Securities.

     The Selling Securityholders have advised the Company that they may from time to time sell all or part of the Securities in one or more transactions (which may involve block transactions) in the over-the-counter market, on the National Association of Securities Dealers Automated Quotation System, Inc. ("NASDAQ")(or any exchange on which the Securities may then be listed), in negotiated transactions, through the writing of options on the Securities (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of such sales or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or purchasers of the Securities for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Securityholders may also pledge the Securities as collateral for margin accounts or loans and the Securities could be resold pursuant to the terms of such accounts or loans. In connection with such sales, the Selling Securityholders and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Neither the Company nor the Selling Securityholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Securityholders on account of their sale of the Securities from time to time. The Company will pay all expenses, estimated to be approximately $10,000, in connection with this offering, other than underwriting and brokerage commissions, discounts, fees and counsel fees and expenses incurred by the Selling Securityholders.

     The Company's Common Stock and Class B Warrants are listed on the NASDAQ Small-Cap Market under the symbols "RAIL" and "RAILZ," respectively. On February 22, 1997, the average of the high and low prices for the Common Stock and Class B Warrants as reported by the NASDAQ Small-Cap Market were $5.78 per share and $3.00 per warrant, respectively.

                           -------------------------

            THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE. FOR A DISCUSSION OF CERTAIN RISKS WHICH SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE SECURITIES, SEE "RISK FACTORS" ON PAGES 2 TO 6.

                           -------------------------

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

               The date of this Prospectus is February 27, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Atlanta Regional Office of the Commission at 3475 Lenox Road, N.E., Suite 1000, Atlanta, Georgia 30326-7232. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Copies of each document may also be obtained through the Commission's internet address at http://www.sec.gov. The Common Stock and Class B Warrants of the Company are quoted on the NASDAQ Small-Cap Market. Reports, proxy statements and other information concerning the Company may be inspected at the offices of NASDAQ, 1735 K. Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus, which is a part of the registration statement, does not contain all the information set forth in, or annexed as exhibits to, such registration statement, certain portions of which have been omitted pursuant to rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to such registration statement, including the exhibits thereto, copies of which may be inspected and copied at the aforementioned facilities of the Commission. Copies of such registration statement, including the exhibits, may be obtained from the Public Reference Section of the Commission at the aforementioned address upon payment of the fee prescribed by the Commission. Copies of each document may also be obtained through the Commission's internet address at http://www.sec.gov. The summaries contained in this Prospectus of additional information included in the Registration Statement or any exhibit thereto are qualified in their entirety by reference to such information or exhibit.

      THIS PROSPECTUS IS ACCOMPANIED BY A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 1995

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents which have been filed by the Company with the Commission pursuant to the Exchange Act or the Securities Act are incorporated by reference in this Prospectus:

     * The Company's Annual Report on Form 10-KSB for the year ended December 31, 1995.

     * The Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1996.

     * The Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 1996.

     * The Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1996.

     *    The Company's Report on Form 8-K dated September 6, 1996.

     *    The Company's Report on Form 8-K dated September 30, 1996.

     *    The Company's Report on Form 8-K dated October 11, 1996.

     *    The Company's Report on Form 8-K/A dated December 11, 1996.

     *    The Company's Report on Form 8-K dated January 15, 1997.

     * The Company's Definitive Proxy Statement on Schedule 14A as filed with the Commission on June 28, 1996.

     * All other reports filed by the Registrant pursuant to Section 13(a) or 15 (d) of the Exchange Act since the end of fiscal year 1996.

     In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

     Any information contained herein or in a document incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that information contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or replaces such information. Any such information so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the above documents (not including exhibits to any of such documents unless such exhibits are specifically incorporated by reference into such documents). Such requests should be addressed to the Secretary, RailAmerica, Inc., 301 Yamato Road, Suite 1190, Boca Raton, Florida 33431.

                                  RISK FACTORS

     The Securities offered hereby involve a high degree of risk. Prospective investors should carefully consider, among other things, the following factors before a decision is made to purchase any Common Stock.

     DEPENDENCE ON INDUSTRY AND GOVERNMENTAL AGENCY DEMAND FOR TRUCK TRAILERS. Through its wholly-owned subsidiary, Kalyn/Siebert, Inc. ("Kalyn"), the Company manufacturers a broad range of specialty truck trailers. Kalyn's operations are dependent on the demand for its products. Unit sales of new truck trailers have historically been subject to substantial cyclical variation. In addition, periods of economic recession in the United States have historically caused declines in the profitability of the trucking industry, have had a materially adverse effect on industry-wide demand for new truck trailers and may have a materially adverse effect on Kalyn's results of operations. Future economic downturns or cyclical decreases in demand for truck trailers would likely have a material adverse effect on Kalyn and the Company. Kalyn's sales to governmental agencies accounted for approximately 35% of its sales in the year ended December 31, 1996. In the year ended December 31, 1995, sales to commercial accounts and governmental agencies represented 71% and 29%, respectively, of Kalyn's sales. The majority of Kalyn's sales to governmental agencies are to the General Services Administration (the "GSA"), the purchasing arm of non-military agencies, and to TACOM, a department of defense unit established to consolidate purchases for various branches of the military. Accordingly, Kalyn believes the loss of GSA's and/or TACOM's business could have a material adverse effect on Kalyn.

     DEPENDENCE ON ONE TRUCK TRAILER MANUFACTURING SITE; DEPENDENCE ON KALYN REVENUES. Kalyn operates one manufacturing facility which, as of the date of this Prospectus, was operating at approximately 50% of capacity. Sustained growth of Kalyn's production and, in turn, its net sales are dependent on its ability to cost efficiently increase production at its plant. In 1995, sales attributable to Kalyn accounted for 59% of the Company's total revenues. Although Kalyn accounted for a smaller percentage of revenues in the year ended December 31, 1996, any long-term interruption in the operation of Kalyn's plant, from labor strikes, a natural disaster or other cause, whether or not covered by insurance, could have a material adverse effect on the Company.

     DEPENDENCE ON SUPPLIERS. Kalyn's ability to manufacture truck trailers is dependent upon receiving supplies, or components and raw materials from a limited number of sources. To date, Kalyn has experienced no material difficulties in procuring supplies, components or materials. However, if deliveries of such items are delayed, Kalyn's production ability may be decreased which could have a negative effect on Kalyn's results of operations.

     RAILROAD OPERATIONS - DEPENDENCE ON AGRICULTURAL INDUSTRY. Through its wholly-owned subsidiaries, the Company operates twelve short line railroads in the States of Delaware, Michigan, Minnesota, Pennsylvania, Tennessee, Washington, Indiana and Texas. The Company's traffic base in Michigan includes agricultural commodities, automotive parts, chemicals and fertilizer, ballast and other stone products. Its traffic base in Tennessee includes wood chips, paper, chemicals and processed foods. Traffic handled in Pennsylvania and Delaware includes iron and steel products, chemicals, agricultural products, lumber and processed foods. The Company's traffic base in Minnesota includes agricultural products, aggregates, coal, plastics, lumber, denatured alcohol, scrap iron and steel. The Company's traffic base in Texas consists of cotton, sodium sulfate, chemicals, fertilizer, scrap iron and steel. The Company's traffic base in Indiana consists of agricultural commodities and plastics. The Company's traffic base in Washington consists of woodchips, lumber, minerals, cement and agricultural products. A substantial portion of the Company's traffic has consisted of agricultural commodities. As a result, the Company could be materially and adversely affected by factors that generally affect the agricultural industry in the regions in which it operates. Such factors include, without limitation, the weather and fluctuations in agricultural prices. Sellers of agricultural commodities typically hold back shipment of their products until they deem prices to be advantageous. As a result, the number of carloads handled by the Company and its recognition of revenue may vary significantly from period to period as a result of fluctuations in the price for those commodities. Shipments of agricultural commodities, on an overall basis, occur seasonally, with the majority of the agricultural products being shipped from September through May. As a result, the Company's revenues will normally be higher during these months than during the summer. The Company believes that agricultural commodities will continue to represent the primary component of the Company's rail traffic base for the near future.

     RELATIONSHIPS WITH CLASS I RAILROADS. The railroad industry in the United States is dominated by a small number of large Class I carriers that have substantial market control and negotiating leverage. Almost all of the traffic on the Company's railroads is interchanged with Class I carriers. A decision by any of these Class I carriers to discontinue transporting certain commodities or to use alternate modes of transportation, such as motor carriers, could adversely affect the Company's business.

     The Company's ability to provide rail service to its customers depends in large part upon its ability to maintain cooperative relationships with Class I connecting carriers with respect to, among other matters, freight rates, car supply, reciprocal switching, interchange and trackage rights. A deterioration in the operations of or service provided by those connecting carriers, or in the Company's relationship with its connecting carriers, could adversely affect the Company's business. In addition, much of the freight transported by the Company's railroads moves on railcars supplied by Class I carriers. Were these carriers to reduce the number of railcars available for use by its railroads, the Company might not be able to obtain replacement railcars on favorable terms.

     ACQUISITION STRATEGY; POTENTIAL NEED FOR ADDITIONAL FINANCING; DILUTION. The Company's business strategy includes the acquisition of additional railroad properties or other transportation related businesses. The Company's ability to implement this strategy is dependent on the availability of financing alternatives for such acquisitions. There can be no assurance, however, that such financing will be available or, if available, will be obtainable by the Company on favorable terms. As of the date of this Prospectus, the Company had 22,148,638 shares of authorized but unissued Common Stock. The Company could issue Common Stock in the future to finance future acquisitions on terms which could be dilutive to the stock ownership of existing stockholders. Due to the Company's business strategy which places an emphasis on additional acquisitions of transportation-related companies, it is anticipated that deferred acquisition costs will continue to accumulate. Termination of acquisition efforts prior to successful completion will result in write-downs or write-offs of deferred acquisition costs and corresponding charges against earnings. Depending on the deferred acquisition costs associated with a terminated acquisition effort, these charges may be material.

     GOVERNMENTAL REGULATION OF RAILROAD OPERATIONS. The Company is subject to governmental regulation by the Surface Transportation Board ("STB"), the Federal Railroad Administration and other federal, state and local regulatory authorities with respect to certain rates and railroad operations, as well as a variety of health, safety, labor, environmental and other matters, all of which could potentially affect the competitive position and profitability of the Company. All railroad industry employees are covered by the Railroad Retirement Act and the Railroad Unemployment Insurance Act in lieu of Social Security and other federal and state unemployment insurance programs. Employer contributions under the Railroad Retirement Act are currently about triple those required under Social Security. Management of the Company believes that the regulatory freedoms granted by the Staggers Rail Act amendments have been beneficial to the Company by giving it flexibility to adjust prices and operations to respond to market forces and industry changes. However, various interests, and certain members of the committees in the United States House of Representatives and Senate that have jurisdiction over federal regulation of railroads, have from time-to-time expressed their intention to support legislation that would eliminate or reduce certain significant freedoms granted by the Staggers Rail Act. If enacted, these proposals, or court or administrative rulings to the same effect under current law, could have a significant adverse effect on the Company.

     DEPENDENCE ON GOVERNMENT GRANTS. The Company has a history of attracting federal and state financial support for rail infrastructure improvements. The Company believes that it is a critical element of the transportation infrastructure in many of its territories and that it enjoys strong support from state and federal authorities.

     GOVERNMENTAL REGULATION OF TRUCKING INDUSTRY. Through its wholly-owned subsidiary, Steel City Carriers, Inc. ("Steel City"), the Company operates a regional motor carrier from Sault Ste. Marie, Ontario. Truck trailer length, height, width, gross vehicle weight and other specifications are regulated within Canada by Transport Canada and the individual Provinces of Canada and within the United States of America by the National Highway Traffic Safety Administration and individual states within the United States of America. Historically, changes and anticipated changes in these regulations have resulted in significant fluctuations in demand for new trailers, thereby contributing to a cyclical industry. Changes or anticipation of changes in these regulations can have a materially adverse impact on Kalyn's manufacturing operations and sales.

     MOTOR CARRIER OPERATIONS - WEATHER CONDITIONS; CUSTOMER DEMAND; FUEL PRICES. Steel City's operations and results of operations have historically been and may in the future be negatively affected by severe weather conditions. Steel City's largest customer, Algoma Steel, accounted for 42% of Steel City's sales in the year ended December 31, 1995. Although Algoma Steel accounted for a smaller percentage of sales in the year ended December 31, 1996, Steel City believes that the loss of Algoma Steel's business would have a material adverse effect on Steel City. For the year ended December 31, 1995, fuel costs accounted for approximately 11% of Steel City's motor carrier transportation expenses. Accordingly, Steel City believes that its results of operations would be negatively affected by material increases in the price of fuel. Even if Steel City was capable of passing the increased cost of fuel on to its customers, Steel City's results of operations may be negatively affected by a relative reduction in demand for its services as a result of the higher cost of service.

     COMPETITION. The Company's primary source of competition in its rail operations comes from over-the-road trucks. While the Company must build or acquire and maintain its rail system, trucks are able to use public roadways. Any future expenditures materially increasing the roadway system in the Company's present or proposed areas of operation (or legislation granting materially greater latitude for trucks with respect to size or weight limitations) could have a significant adverse effect on the Company's competitiveness.

     The Company faces significant competition in the truck trailer manufacturing industry which is highly competitive and has relatively low barriers to entry. Kalyn competes with a number of other trailer manufacturers, some of which have greater financial resources and higher sales than Kalyn. Furthermore, Kalyn's products compete with alternative forms of shipping, such as intermodal containers. There can be no assurance that Kalyn will be able to continue to compete effectively with existing or potential competitors or alternative forms of shipping containers.

     DEPENDENCE ON KEY PERSONNEL. The Company's success is dependent on certain management and personnel, including Gary O. Marino, its Chairman, President, Treasurer and Chief Executive Officer. The Company's success is also dependent upon the efforts of Robert B. Coward, the Vice President and General Manager of Kalyn. The loss of the services of one or more of these executives could have an adverse effect upon the business of the Company. While the Company believes that it would be able to locate suitable replacements for these executives if their services were lost to the Company, there can be no assurance it would be able to do so. Gary Marino has agreed, pursuant to an employment agreement, to serve the Company until, at a minimum, March 1, 1998. Mr. Coward has agreed, pursuant to an employment agreement, to serve the Company until, at a minimum, August 1997.

     LIABILITY FOR CASUALTY LOSSES. The Company has obtained insurance coverage for losses arising from personal injury and for property damage in the event of derailments or other accidents or occurrences. While the Company believes, based upon its experience, that its insurance coverage is adequate, under catastrophic circumstances the Company's liability could exceed its insurance limits. Insurance is available from only a very limited number of insurers and there can be no assurance that insurance protection at the Company's current levels will continue to be available or, if available, will be obtainable on terms acceptable to the Company. The occurrence of losses or other liabilities which are not covered by insurance or which exceed the Company's insurance limits could materially adversely affect the financial condition of the Company.

     ENVIRONMENTAL MATTERS. The Company's railroad operations and real estate ownership are subject to extensive federal, state and local environmental laws and regulations concerning, among other things, emissions to the air, discharges to waters, and the handling, storage, transportation and disposal of waste and other materials. While the Company believes it is in substantial compliance with all such matters, any allegations or findings to the effect that the Company had violated laws or regulations could have a materially adverse effect on the Company.

     CERTAIN ANTI-TAKEOVER PROVISIONS. The Company's Amended and Restated Certificate of Incorporation contains certain anti-takeover provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of the Company without negotiating with its Board of Directors. Such provisions could limit the price that certain investors might be willing to pay in the future for the Company's securities. Certain of such provisions provide for a classified Board of Directors with staggered terms, and allow the Company to issue preferred stock with rights senior to those of the common stock or impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions.

     DIVIDEND POLICY. The Company has never declared or paid a dividend on its Common Stock, and management of the Company expects that a substantial portion of the Company's future earnings will be retained for expansion or development of the Company's business, which may include additional acquisitions. Whether the Company will pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements and surplus, the general financial condition of the Company, restrictive covenants in loan or other agreements to which the Company may be subject, and such other factors as the Board of Directors may deem to be relevant, including the desirability of cash dividends to stockholders.

     PROBLEMS INHERENT IN GROWTH AND ACQUISITIONS. Since its first acquisition, the Company has experienced significant growth in revenues, primarily through the acquisition of transportation services companies that fit its growth strategy. Since inception, the Company has completed 12 acquisitions. The Company expects to continue its acquisition strategy. Although the Company believes that additional acquisitions will enhance the opportunity to increase net earnings, such acquisitions would result in greater administrative burdens and create the financial risks of additional operating costs and additional interest costs. Acquisitions also involve a number of other risks, including diversion of management's attention to the assimilation of operations and personnel of the acquired companies, the difficulty of integrating acquired companies into the Company's management information and financial reporting systems, possible adverse short-term effects on the Company's operating results and an adverse impact on earnings from the amortization of acquired intangible assets. There can be no assurance that the Company's business will continue to grow in a similar fashion in the future, that it will be able to find, finance and complete further suitable acquisitions and integrate effectively any acquisitions made, that such acquisitions will be profitable or that the Company can effectively adapt its management, administrative and operational systems to respond to any future growth.

      DEPENDENCE ON CHILEAN ECONOMY. As a result of the Company's acquisition of a majority interest in the stock of Empressa de Transporte Ferroviario, S.A. ("Ferronor"), the Company's financial condition and results of operations may be, to a certain extent, sensitive to and dependent upon economic conditions prevailing from time to time in Chile. The Chilean economy has grown every year since 1984 and expanded at a real average annual rate of approximately 7.4% in the five years ended December 31, 1995. From January to December 1995, the Chilean gross domestic product ("GDP") grew by 8.5% compared to 4.2% in 1994. There can be no assurance that such growth will continue in the future or that future developments in the Chilean economy will not impair the Company's ability to proceed with its strategy or its business, financial condition or results of operations. The Company's financial condition and results of operations could also be affected by changes in economic or other policies of the Chilean Government or other political or economic developments in Chile, as well a regulatory changes or administrative practices of Chilean authorities, over which the Company has no control.

     IMPACT OF INFLATION ON THE CHILEAN ECONOMY. Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy. The rate of inflation as measured by changes in the official consumer price index ("CPI") of the Instituto Nacional de Estadisticas (the "Chilean National Institute of Statistics") (which is the inflation index applicable for the restatement of financial information) in 1991 and 1992 was 18.7% and 12.7%, respectively. Inflation for 1993 and 1994 was 12.2% and 8.9%, respectively. Inflation in the year ended December 31, 1995 was 8.2%. The level of Chilean inflation may affect the Company's financial condition and results of operations. There can be no assurance that the performance of the Chilean economy or the operating results of the Company will not be adversely affected by continuing or increased levels of inflation or that Chilean inflation will not increase significantly from the current level.

      FOREIGN CURRENCY AND FOREIGN EXCHANGE REGULATION. The Chilean peso has been subject to large nominal devaluations in the past and may be subject to significant fluctuations in the future. In the three-year period ended December 31, 1995, the value of the Chilean peso relative to the US dollar depreciated approximately 6.5% in nominal terms (without adjusting for inflation) based on the Observed Exchange Rates on December 31, 1992 and December 31, 1995, and appreciated 19.5% in real terms (adjusting for inflation) based on the average of the monthly average of the Observed Exchange Rates for such period. In the five-year period ended December 31, 1995, the value of the Chilean peso relative to the US dollar declined approximately 20.7% in the nominal terms based on the Observed Exchange Rates on December 31, 1990 and December 31, 1995, and appreciated 31.8% in real terms. Although most of Ferronor's anticipated revenues from operations in Chile will be in US dollars, a small percentage of anticipated revenues will be in the Chilean Peso. As a result, the Company will be subject to the risk that the value of the Chilean peso will decline against the dollar. The Company may seek to limit its exposure to the risk of currency fluctuations by engaging in hedging or other transactions, which transactions could expose the Company to substantial risk of loss. The Company has some experience in managing international transactions, but has yet to formulate a strategy to protect the Company against currency fluctuations, or retained a financial officer experienced in such transactions. There can be no assurance that the Company will successfully manage its exposure to currency fluctuations or that such fluctuations will not have a material adverse effect on the Company.

     SHARES ELIGIBLE FOR FUTURE SALE. On the date of this Prospectus, the Company had 7,851,362 shares of Common Stock issued and outstanding and 3,403,416 shares of Common Stock reserved for issuance, including: (1) 633,562 shares of Common Stock reserved for issuance upon exercise of the Class B Warrants (exercise price $3.50 per share); (2) 444,440 shares of Common Stock reserved for issuance upon conversion of $1,000,000 in principal amount of Convertible Subordinated Promissory Notes (conversion price $2.25); (3) 364,961 shares of Common Stock reserved for issuance upon conversion of $2,000,000 in principal amount of Series A Convertible Subordinated Debentures (conversion price $5.48); (4) 250,000 shares of Common Stock reserved for issuance upon exercise of options granted under the 1992 Stock Option Plan (exercise price $3.50); (5) 430,000 shares of Common Stock reserved for issuance upon the exercise of options granted to officers of the Company (exercise price $3.10 - $5.00); (6) 206,500 and 13,500 shares of Common Stock reserved for issuance upon exercise of options granted and yet to be granted, respectively, under the 1995 Stock Incentive Plan (exercise price $3.50 - $3.625); (7) 210,000 and 40,000 shares of Common Stock reserved for issuance upon exercise of options granted and yet to be granted, respectively, under the 1995 Non-Employee Director Stock Option Plan (exercise price $3.50 - $4.81); (8) 232,092 shares of Common Stock reserved for issuance upon exercise of options yet to be granted under the 1995 Employee Stock Purchase Plan; (9) 127,500 shares of Common Stock issuable upon exercise of a warrant issued to Eric D. Gerst (exercise price $4.09); (10) 50,000 shares of Common Stock reserved for issuance on August 31, 1997 to certain employees of Kalyn; (11) 29,157 shares of Common Stock reserved for issuance to certain key employees of Steel City;
(12) 292,000 shares of Common Stock reserved for issuance upon the exercise of warrants issued to First London Securities pursuant to a private placement agreement entered by the Company (exercise price $4.60 - $5.75); and (13) 79,704 shares of Common Stock reserved for issuance upon exercise of underwriter's warrants granted to Keane Securities (effective exercise price - $3.99). Of the 7,851,362 shares of Common Stock issued and outstanding, the Company believes that approximately 4,400,000 of the shares are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (in general, a person who has a control relationship with the Company). The Company believes the remaining approximately 3,400,000 shares of Common Stock are "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued and sold by the Company in private transactions not involving a public offering. Out of such 3,400,000 shares, 1,250,000 and 1,670,000 will become eligible for sale under Rule 144 seventeen and twenty-two months, respectively, from the date of this Prospectus. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (or other persons whose shares are aggregated), who has owned restricted shares of Common Stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the total number of outstanding shares of the same class or the average weekly trading volume during the four calendar weeks preceding the sale. A person who has beneficially owned shares of Common Stock for at least three years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

     The possibility that substantial amounts of Common Stock may be issued and/or freely resold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

                                  THE COMPANY

     The Company is a multimodal transportation company that has experienced significant growth in recent years. Historically, the Company has acquired, developed and operated short line railroads formed primarily through the acquisition of light density rail lines from larger railroads. The Company currently operates approximately 2,400 miles of rail lines in Delaware, Indiana, Michigan, Minnesota, Pennsylvania, Tennessee, Texas, Washington and Chile. In 1994, the Company expanded its operations in the transportation industry through its acquisition of Kalyn/Siebert, Inc. ("Kalyn"), a manufacturer of a broad range of specialty and custom truck trailers, located in Gatesville, Texas. In 1995, the Company acquired substantially all of the assets of Steel City Truck Lines, Limited ("Steel City"), a regional motor carrier located in Sault Ste. Marie, Ontario, Canada. The Company seeks to benefit from synergies among its rail, manufacturing and motor carrier operations.

     Since deregulation in 1980, Class I railroads in the United States and Canada have focused their management and capital resources on their long-haul core systems while divesting branch lines to smaller and more cost-effective rail operators that are willing to commit the resources necessary to meet the needs of the shippers located on these lines. Since 1980, more than 300 short line and regional railroads operating approximately 26,000 miles of track have been created. The commitment of Class I carriers to increase efficiency and profitability and the recent merger activity among long-haul railroads is expected to lead to additional short line divestitures as overlapping routes are sold and the merged railroads seek to achieve synergies.

     The Company's objectives are to foster growth of its existing subsidiaries and to create a diversified transportation company by acquiring additional railroads and, to a lesser extent, other transportation-related companies.
Over the last two and a half years, the Company has completed 12 acquisitions including 10 short line railroads, a specialty truck trailer manufacturing company and a regional motor carrier. These acquisitions have been successfully integrated into current operations and serve as a platform for the growth experienced by the Company. Over this same period, management has evaluated over 200 potential acquisitions.

     Management is currently reviewing numerous acquisition opportunities, primarily of short line railroads, and believes that the Company will be presented with future opportunities to make acquisitions among the over 500 existing short line railroads. The Company is currently negotiating a number of acquisitions, but no assurance can be given that the Company will consummate any
of them.   Many of the short line railroad acquisition opportunities are similar to the Company's recent acquisitions in terms of size and breadth of operations. However, several of the potential acquisitions are of a magnitude that would require the Company to raise additional capital to effect the acquisitions. If the Company were to acquire one or more of these operations, the Company's pro forma results of operations and financial conditions would be substantially affected.

     THE COMPANY'S RECENT ACQUISITION OF A CHILEAN RAILROAD. On February 21, 1997, the Company's wholly owned subsidiary, RailAmerica de Chile, S.A., acquired a majority interest in the stock of Empressa de Transporte Ferroviario S.A. ("Ferronor"), a 1,400 mile railroad serving northern Chile. The Company has joined in the purchase of Ferronor with Andres Pirazzoli Y Cia, Ltda. ("APCO"), a large, family-owned Chilean transportation and distribution company. The purchase price paid by RailAmerica/APCO for substantially all of the stock of Ferronor was approximately $12 million and was funded 55% by the Company and 45% by APCO. The sale of Ferronor by Corporacion de Fomento de la Produccion, an agency of the Chilean government, is a continuation of Chile's privatization process.

     Ferronor operates the only north-south railroad in northern Chile, extending from La Calera near Santiago, where it connects with Chile's southern railway, Ferrocarril del Pacifico, S.A., to its northern terminus at Iquique, approximately 120 miles south of the Peruvian border. It also operates several east-west branch lines that link a number of iron, copper and limestone mines and production processing facilities with several Chilean Pacific port cities. Ferronor also serves Argentina and Bolivia through traffic interchanged with the General Belgrano Railroad and the Ferrocarriles Antofagasta Bolivia.

     The Company's principal executive offices are located at 301 Yamato Road, Suite 1190, Boca Raton, Florida 33431 and its telephone number is (561) 994-6015.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the issuance of the Units and the shares of Common Stock upon the exercise of the Unit Purchase Warrants and the Representatives' Warrants, respectively, will be $0 if none of the Unit Purchase Warrants and Representatives' Warrants are exercised, and a maximum of $457,102.44 if all of the Unit Purchase Warrants and Representatives' Warrants are exercised. The number of Unit Purchase Warrants and Representatives' Warrants exercised will depend on several factors beyond the control of the Company, including the market price of the Common Stock and the Representatives' Warrants. Therefore, the Company cannot estimate with reasonable accuracy the number of Unit Purchase Warrants and Representatives' Warrants which may be exercised and the amount of proceeds to be received there from. Proceeds, if any, received from the exercise of the Unit Purchase Warrants and Representatives' Warrants will be used to increase working capital, to redeem or pay down the outstanding indebtedness of the Company, and to finance capital expenditures for the Company's existing business and future acquisitions. The Company will not receive any of the proceeds from the resale of the Securities by Selling Securityholders hereunder.

                            SELLING SECURITYHOLDERS

     Pursuant to separate, but identical Unit Purchase Warrants, each of the Selling Securityholders is entitled to buy a certain number of Units prior to November 9, 1997. See "Description of Capital Stock" for a description of the Units. None of the Selling Securityholders have been officers, directors, or employees, or have had a material relationship with the Company.

     The following table sets forth certain information with respect to the amount of Securities beneficially owned by the Selling Securityholders and is adjusted to reflect the sale of Securities offered hereby. The following table assumes that each of the Selling Securityholders (i) exercises all the options to buy Units under his or her Unit Purchase Warrants; (ii) exercises all of his or her Representatives' Warrants (Class B Warrants); and (iii) sells all of his or her Representatives' Shares and Warrant Shares.




                                                             NUMBER OF                                       PERCENT OF SHARES
                            NUMBER OF SHARES OF          SHARES OF COMMON        PERCENT OF SHARES OF         OF COMMON STOCK
                              COMMON STOCK AND           STOCK AND CLASS B         COMMON STOCK AND             AND CLASS B
                              CLASS B WARRANTS               WARRANTS              CLASS B WARRANTS               WARRANTS
       SELLING                  BENEFICIALLY                REGISTERED               HELD PRIOR TO               HELD AFTER
     STOCKHOLDER                   OWNED                      HEREIN                   OFFERING                  OFFERING (7)
----------------------     ----------------------      --------------------     ----------------------      ---------------------
                           COMMON        CLASS B        COMMON      CLASS B     COMMON        CLASS B
                           STOCK         WARRANTS       STOCK       WARRANTS    STOCK         WARRANTS*
H. Kelly McLaughlin      13,870(1)       4,203(1)       13,870       4,203        *             1%                    0
Estate of John Prisco     9,563(2)       2,898(2)        9,563       2,898        *              *                    0
Walter O'Hearn           32,162(3)       9,746(3)       32,162       9,746        *             2%                    0
Kenneth Nielsen          10,520(4)       3,188(4)       10,520       3,188        *              *                    0
James Keane              62,168(5)      18,839(5)       62,168      18,839       1%             4%                    0
Marie Keane               3,227(6)         978(6)        3,227         978        *              *                    0

-----------------------
* indicates less than 1%

(+) Based on 485,679 Class B Warrants outstanding as of the date of this Prospectus.

(1) Such figures include: (i) 8,406 Representatives' Shares issuable as part of Units upon the exercise of the Selling Securityholder's Unit Purchase Warrant; and (ii) 5,464 Warrant Shares issuable upon the exercise of Representatives' Warrants. The 4,203 Representatives' Warrants are issuable as part of 4,203 Units upon the exercise of the Selling Securityholder's Unit Purchase Warrant.

(2) Such figures include: (i) 5,796 Representatives' Shares issuable as part of Units upon the exercise of the Selling Securityholder's Unit Purchase Warrant; and (ii) 3,767 Warrant Shares issuable upon the exercise of Representatives' Warrants. The 2,898 Representatives' Warrants are issuable as part of 2,898 Units upon the exercise of the Selling Securityholder's Unit Purchase Warrant.

(3) Such figures include: (i) 19,492 Representatives' Shares issuable as part of Units upon the exercise of the Selling Securityholder's Unit Purchase Warrant; and (ii) 12,670 Warrant Shares issuable upon the exercise of Representatives' Warrants. The 9,746 Representatives' Warrants are issuable as part of 9,746 Units upon the exercise of the Selling Securityholder's Unit Purchase Warrant.

(4) Such figures include: (i) 6,376 Representatives' Shares issuable as part of Units upon the exercise of the Selling Securityholder's Unit Purchase Warrant; and (ii) 4,144 Warrant Shares issuable upon the exercise of Representatives' Warrants. The 3,188 Representatives' Warrants are issuable as part of 3,188 Units upon the exercise of the Selling Securityholder's Unit Purchase Warrant.

(5) Such figures include: (i) 37,678 Representatives' Shares issuable as part of Units upon the exercise of the Selling Securityholder's Unit Purchase Warrant; and (ii) 24,491 Warrant Shares issuable upon the exercise of Representatives' Warrants. The 18,839 Representatives' Warrants are issuable as part of 18,839 Units upon the exercise of the Selling Securityholder's Unit Purchase Warrant.

(6) Such figures include: (i) 1,956 Representatives' Shares issuable as part of Units upon the exercise of the Selling Securityholder's Unit Purchase Warrant; and (ii) 1,271 Warrant Shares issuable upon the exercise of Representatives' Warrants. The 978 Representatives' Warrants are issuable as part of 978 Units upon the exercise of the Selling Securityholder's

(7)  Assumes all of the Securities registered hereby are sold.

                              PLAN OF DISTRIBUTION

     The Selling Securityholders have advised the Company that they may from time to time sell all or part of the Securities in one or more transactions (which may involve block transactions) in the over-the-counter market, on the National Association of Securities Dealers Automated Quotation System, Inc. ("NASDAQ")(or any exchange on which the Securities may then be listed), in negotiated transactions, through the writing of options on the Securities (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of such sales or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or purchasers of the Securities for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Securityholders may also pledge the Securities as collateral for margin accounts or loans and the Securities could be resold pursuant to the terms of such accounts or loans.
In connection with such sales, the Selling Securityholders and any participating brokers and dealers may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Neither the Company nor the Selling Securityholders can presently estimate the amount of commissions or discounts, if any, that will be paid by the Selling Securityholders in connection with the sale of the Securities from time to time. In addition to sales under the Registration Statement, Securities may be sold by the Selling Securityholders through an applicable exemption from registration, including, without limitation, pursuant to Rule 144 under the Securities Act.

     The Company has been advised by the Selling Securityholders that they have not, as of the date of this Prospectus, entered into any arrangement with a broker-dealer for the sale of the Securities.

     At the time a particular offer of Securities is made by the Selling Securityholders, to the extent required, a supplemental Prospectus will be distributed which will set forth the number of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers, or agents, the purchase price paid by the underwriters for the Securities purchased from the Selling Securityholders, any discounts, commissions and other items constituting compensation from the Selling Securityholders, and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

     The Company will pay all the expenses, estimated to be approximately $10,000, in connection with this offering, other than underwriting and brokerage commissions, discounts, fees and counsel fees and expenses incurred by the Selling Securityholders.

     Under the securities laws of certain states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless the Securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     The Securities are being registered at the request of the Selling Securityholders and pursuant to a registration rights provision included in the Unit Purchase Warrants issued to the Selling Securityholders. The following, to the extent it describes the Selling Securityholders' options to buy Units pursuant to the Selling Securityholders' Unit Purchase Warrants, is qualified in its entirety by reference to the Unit Purchase Warrants, copies of which are filed as exhibits to the Company's Registration Statement of which this Prospectus is a part.

     As of the date of this Prospectus, the Selling Securityholders hold Unit Purchase Warrants entitling them to purchase in the aggregate 39,852 Units, each Unit consisting of two shares of Common Stock (the "Representatives' Shares") and one Class B Warrant (the "Representatives' Warrants"). The original exercise price of the Units was $11.55 per Unit. The original amount of Units issuable to the Selling Securityholders was 27,500 Units. Pursuant to the terms of the Unit Purchase Warrants, the exercise price per share has been adjusted to $7.97, and the number of Units issuable to the Selling Securityholders has been adjusted to 39,852 Units. The exercise price of the Unit Purchase Warrants and the number of Representatives' Shares and Representatives' Warrants issuable upon exercise of the Unit Purchase Warrants is subject to an adjustment based on the occurrence of certain events described in the Unit Purchase Warrants.

     The Company is offering for issuance from time to time to the holders of the Representatives' Warrants up to 51,807 shares of Common Stock (the "Warrant Shares") at an exercise price of $3.50 per Class B Warrant. At the time of the original issuance, the Class B Warrants entitled its holder to purchase one share of Common Stock at an exercise price of $4.55 per share. As a result of certain adjustments to the exercise price and the number of shares exercisable per Class B Warrant, as of the date of this Prospectus, each Class B Warrant entitles its holder to purchase 1.3 shares of Common Stock at an exercise price of $3.50 per share. Upon the exercise of all of the Unit Purchase Warrants, 39,852 Representatives' Warrants will be issued which are convertible into an aggregate of 51,807 Warrant Shares. The Class B Warrants may be exercised at any time prior to November 9, 1997.

     The Company may pay a fee of up to four percent (4%) of the aggregate exercise price of each Class B Warrant exercised if (i) the market price of the Common Stock on the date of such exercise is greater than the exercise price of the Class B Warrant, (ii) the exercise price of the Class B Warrant was solicited by an NASD member, (iii) the Class B Warrant is not held in a discretionary account and (iv) the solicitation was not in violation of Rule 10b-6 (or Regulation M upon its effective date) under the Exchange Act. The Company has retained Rickel & Associates, Inc. ("Rickel"), a registered broker-dealer, to act as its solicitation agent in connection with the exercise of its outstanding Class B Warrants. The Company has entered into an agreement (the "Agreement") to pay Rickel 4% of the aggregate exercise price of the Class B Warrants, the exercise of which is solicited by Rickel, and to reimburse Rickel for all accountable expenses incurred in connection with the Class B Warrant solicitation. Rickel may allow to certain dealers who are members of the NASD and who participate in the solicitation of the Class B Warrants a portion of such fee. The Agreement contains certain provisions between the Company and Rickel regarding indemnity and contribution against certain liabilities, including liabilities under the Securities Act.

     No fractional shares of Common Stock or warrants of the Securities will be issued upon exercise of the Unit Purchase Warrants or the Representatives' Warrants. If a fractional share of Common Stock or warrant of the Securities is issuable upon the exercise of the Unit Purchase Warrants or the Representatives' Warrants, the Company will, within twenty days after the exercise date, deliver to the purchaser a check payable to purchaser, in lieu of such fractional share or warrant, in the amount of the market price for such fractional share or warrant as of the close of business on the exercise date.

     The Company has reserved for issuance a number of shares of Common Stock and Class B Warrants sufficient to provide for the exercise of the Unit Purchase Warrants and Class B Warrants.

     The Class B Warrants may be exercised by surrender of the Class B Warrant certificate on or prior to expiration of the Class B Warrants, with the form of "Exercise Agreement" on the reverse side of the certificate executed as indicated, and accompanied by payment of the full exercise price of the number of Class B Warrants being exercised. Payment must be by certified funds payable to the order of the American Stock Transfer & Trust Company, the warrant agent. In order for a holder to exercise a Class B Warrant, there must be a current and effective registration statement on file with the Securities and Exchange Commission and with various state securities commissions registering the distribution of the shares of Common Stock issuable upon exercise of the Class B Warrants. The Company will be required to file post-effective amendments to the Registration Statement of which this Prospectus forms a part when events require such amendments. Although it is the Company's intention to file post-effective amendments when necessary, there is no assurance that the Registration Statement will be kept effective. If the Registration Statement is not kept current for any reason, the Class B Warrants will not be exercisable, and holders thereof may be deprived of any value.

     The Company has agreed to indemnify the Selling Securityholders and any underwriters against certain liabilities, including liabilities under the Securities Act. The Selling Securityholders have also agreed to indemnify the Company, its directors, officers, agents and representatives against certain liabilities, including liabilities under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and by-laws.

     The Company is authorized to issue 30,000,000 shares of Common Stock, par value $.001 per share and 1,000,000 shares of Preferred Stock, par value $.001 per share. As of the date of this Prospectus, the Company had 7,851,362 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

COMMON STOCK

     Each share of Common Stock entitles the holder thereof to vote on all matters submitted to a vote of the stockholders. Since the holders of Common Stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect on an annual basis the entire class of Directors then standing for election and holders of the remaining shares by themselves cannot elect any Directors. The holders of Common Stock have no preemptive rights or rights to convert their Common Stock into other securities. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. All shares of Common Stock outstanding and to be outstanding upon completion of this Offering are and will be fully paid and non-assessable. The transfer agent for the Common Stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

PREFERRED STOCK

     The Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative participation, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights and dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders. The issuance of Preferred Stock by the Board of Directors could affect the rights of the holders of the Common Stock. For example, such issuance could result in a class of securities outstanding that would have preferences with respect to voting rights and dividends, and in liquidation, over the Common Stock, and could (upon conversion or otherwise) enjoy all the rights appurtenant to Common Stock. Because the Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed on any series of Preferred Stock (without stockholder approval), the issuance of any series of Preferred Stock could adversely affect the voting power and other rights of the holders of Common Stock and could be used as an anti-takeover measure by the Company without any further action by the holders of Common Stock.

CLASS B WARRANTS

     There were initially 576,886 Class B Warrants issued in connection with the Company's initial public offering on November 9, 1992. At the time of issuance, each Class B Warrant entitled its holder to purchase one share of Common Stock at an exercise price of $4.55 per share. Class B Warrants were initially exercisable until November 9, 1997. Under the Statement of Rights, Terms and Conditions for Class B Callable Stock Purchase Warrants ("Statement of Rights") dated November 9, 1992, the exercise price and the number of shares exercisable per Class B Warrant is subject to adjustment in the event of certain occurrences. The Class B Warrants were adjusted to their present terms as of September 2, 1994, based on a series of events that involved the sale and issuance of Common Stock and securities convertible into Common Stock, which occurred in connection with the Company's acquisition of Kalyn.

     The Class B Warrants were issued in registered form under a Warrant Agreement (the "Warrant Agreement"), between the Company and American Stock Transfer & Trust Company (the "Warrant Agent"). The following summary of the provisions of the Class B Warrants is qualified in its entirety by reference to the Warrant Agreement, a copy of which is incorporated by reference as an exhibit to the Company's Registration Statement of which this Prospectus is a part.

     The Class B Warrants are redeemable, in whole or in part, at the election of the Company on at least 30 days' written notice to the Warrant Agent, at a redemption price of $.05 per Class B Warrant. The notice of redemption must be given within ten days following any period of 20 consecutive trading days during which the closing bid price for the Common Stock exceeds $5.6875 per share. Any Class B Warrant so called for redemption may be exercised until the close of business on the business day preceding the redemption date specified in such notice of redemption. On redemption of the Class B Warrants, the Class B Warrants will be canceled and the right to purchase the shares of Common Stock underlying the Class B Warrants will be forfeited if not exercised before the date specified in the notice of redemption.

     As of February 20, 1997, the Common Stock traded at a closing price exceeding $5.6875 per share for 20 consecutive trading days. The Company has given written notice to holders of Class B Warrants that it will purchase all Class B Warrants available to repurchase on March 30, 1997. The Class B Warrants issuable to the Selling Securityholders in connection with their exercise of the Unit Purchase Warrants, however, are not subject to the Company's repurchase.

     The Class B Warrants may be exercised on surrender of the Class B Warrant certificate on or prior to expiration of the Class B Warrants, with the form of "Exercise Agreement" on the reverse side of the certificate executed as indicated, and accompanied by payment of the full exercise price of the number of Class B Warrants being exercised. Payment must be by certified funds payable to the order of the Warrant Agent. In order for a holder to exercise a Class B Warrant, there must be a current and effective registration statement on file with the Securities and Exchange Commission and with various state securities commissions registering the distribution of the shares of Common Stock issuable upon exercise of the Class B Warrants. The Company will be required to file post-effective amendments to the Registration Statement of which this Prospectus forms a part when events require such amendments. Although it is the Company's intention to file post-effective amendments when necessary, there is no assurance that the Registration Statement will be kept effective. If the Registration Statement is not kept current for any reason, the Class B Warrants will not be exercisable, and holders thereof may be deprived of any value.

UNITS

     Each Unit is comprised of two shares of Common Stock and one Class B Warrant, each such security being received by the holder of a Unit Purchase Warrant upon the exercise of such Unit Purchase Warrant. The Unit Purchase Warrants are exercisable for a term having commenced on November 9, 1992, and ending November 9, 1997. Each Unit Purchase Warrant was originally exercisable for $11.55 per Unit, however, due to certain adjustments, each Unit is currently exercisable for $7.97 per Unit. Each Representatives' Warrant issued upon exercise of a Unit Purchase Warrant entitles its holder to 1.3 shares of Common Stock at an exercise price of $3.50. All other terms of the Representatives' Warrants are the same as those governing the Class B Warrants as set forth above.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     The Certificate of Incorporation contains the following special provisions that may delay, defer or prevent a change in control of the Company:

     The Board of Directors is divided into three classes, with members serving three-year terms ending in successive years. An objective of the classified Board of Directors is to facilitate continuity and stability of the Company's management and policies, since a majority of the Directors at any given time will have prior experience as Directors of the Company. However, classification also moderates the pace of any change in control of the Company, because it makes it more difficult for the stockholders to change a majority of the Board of Directors, for whatever reason. It would take at least two annual meetings to elect a majority of the Board of Directors, unless the Certificate of Incorporation were amended to eliminate provisions for a classified Board of Directors.

     The Certificate of Incorporation also provides that Directors may only be removed, with cause, by the vote of the holders of at least two-thirds (66%) of the voting power of the outstanding voting stock of the Company or 51% of such voting power, together with the vote of a majority of "Disinterested Directors" as defined in the Certificate of Incorporation. In addition, the Certificate of Incorporation provides that the Board of Directors may, from time to time, fix the number of Directors constituting the Board of Directors and fill vacancies on the Board of Directors.

     The Certificate of Incorporation limits the liability of Directors to the maximum extent permitted by the General Corporation Law of Delaware (the "Delaware Corporate Code"). Such Delaware law provides that the Directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as Directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware Corporate Code; or (iv) for any transaction from which the Director derives an improper personal benefit. The Certificate of Incorporation also provides that the Company shall indemnify its Directors and Officers to the fullest extent permitted by Delaware law, except against actions by the Company approved by the Board of Directors, and requires the Company to advance expenses to such Directors and Officers to defend any action for which rights of indemnification are provided in the Certificate of Incorporation, and also permits the Board of Directors to grant such rights to its employees and agents. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors, Officers and employees.

     The Company is subject to the provisions of Section 203 of the Delaware Corporate Code. In general, Section 203 prohibits certain publicly-held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder, unless the business combination is approved in a prescribed manner or certain other exceptions apply. For purposes of Section 203, a "business combination" is defined broadly to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person or entity who, together with affiliates and associates, owns, or within the three immediately preceding years of a business combination did own, 15% or more of the corporation's outstanding voting stock.

     In addition to being subject to Section 203, the Certificate of Incorporation also provides that where a vote of stockholders is otherwise required under Delaware law to approve a merger or consolidation, dissolution, reorganization, recapitalization or sale of substantially all of the Company's assets, no such action can be taken unless approved by a vote of two-thirds (66 2/3%) of the voting power of the shares entitled to vote thereon (the "Special Voting Provision"). The Special Voting Provision could make it more difficult for a third party, or could discourage a third party from attempting, to takeover the Company and therefore may limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock.

     In accordance with the Certificate of Incorporation, for nominations of the Board of Directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not less than sixty days nor more than ninety days prior to the annual meeting. The notice must contain, among other things, certain information about the stockholder delivering the notice and as applicable, background about the nominee or a description of the proposed business to be brought before the meeting.

     The Certificate of Incorporation provides that, if the Company has 10 or more stockholders, no action is permitted to be taken by the stockholders of the Company by written consent. Special meetings may be called only by the Board of Directors, the Chairman of the Board or the President of the Company. These provisions could have the effect of delaying until the next annual stockholders' meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new Directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

     The Delaware Corporate Code provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the Company is required to amend or repeal any of the foregoing provisions in the Certificate of Incorporation, or, in the case of each of the foregoing provisions other than the vote required for a merger or consolidation, etc., 51% of the voting stock and a majority of "Disinterested Directors." Such stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders.

                                 LEGAL MATTERS

     The validity of the issuance of the Securities offered hereby has been passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida.

                                    EXPERTS

     The financial statements of the Company and its consolidated subsidiaries as of December 31, 1995 and 1994, and for each of the years in the two-year period ended December 31, 1995, have been incorporated by reference in this prospectus and registration statement from the Company's Annual Report on Form 10-KSB in reliance upon the report of Coopers & Lybrand L.L.P, independent certified public accountants, which is incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company has authority under Section 145 of the Delaware General Corporation Law to indemnify its directors and officers to the extent provided for in such statute. The Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted under the Delaware General Corporation Law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the Company, pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

==========================================   =========================================
    No dealer, salesman or other person is
authorized to give any information or to
make any representation other than as
contained in this Prospectus and, if given
or made, such information or                        39,852 UNITS CONSISTING OF
representation must not be relied upon as         79,704 SHARES OF COMMON STOCK,
having been authorized by the Company.               39,852 CLASS B WARRANTS &
This Prospectus does not constitute an             51,807 SHARES OF COMMON STOCK
offer to sell, or a solicitation of an       UPON THE EXERCISE OF THE CLASS B WARRANTS
offer to buy, by any person in any
jurisdiction in which it is unlawful to
make such an offer or solicitation.
Neither the delivery of this Prospectus
nor any sale made hereunder shall, under
any circumstances, create any implication
that the information contained herein is
correct as of any time subsequent to the
date hereof.


           --------------------

             TABLE OF CONTENTS
                                                        RAILAMERICA, INC.
                                      Page
                                      ----
Available Information................  1
Incorporation Of Certain Information
By Reference.........................  1
Risk Factors.........................  2
The Company..........................  6
Use Of Proceeds......................  6
Selling Securityholders..............  7
Plan Of Distribution.................  8            __________________________
Description Of Capital Stock......... 11
Legal Matters........................ 14                   PROSPECTUS
Experts.............................. 14            __________________________
Indemnification Of Directors And
Officers............................. 14





                                                         February 27, 1997





==========================================   =========================================

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses, excluding solicitation fees, in connection with this offering are as follows:

                                                               AMOUNT
                                                              ---------

     Registration Fee....................................      $   270
     Legal fees and expenses.............................      $ 5,000
     Blue Sky fees and expenses..........................      $ 2,000
     Accounting fees and expenses........................      $ 1,000
     Miscellaneous.......................................      $ 2,000
                     Total...............................      $10,270
                                                               =======

ITEM 15.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company has authority under Section 145 of the Delaware General Corporation Law to indemnify its directors and officers to the extent provided for in such statute. The Company's Amended and Restated Certificate of Incorporation provides for indemnification of the Company's officers and directors to the extent permitted under the Delaware General Corporation Law.

     The Registrant's Amended and Restated Certificate of Incorporation limits the liability of Directors to the maximum extent permitted by Delaware General Corporation Law. Delaware law provides that the directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability
(i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derives an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant shall indemnify its Directors and officers to the fullest extent permitted by Delaware law, except against actions by the Registrant approved by the Board of Directors, and requires the Registrant to advance expenses to such Directors and officers to defend any action for which rights of indemnification are provided in the Certificate of Incorporation, and also permits the Board of Directors to grant such rights to its employees and agents.

ITEM 16.     EXHIBITS

     The following exhibits are included as a part of this Registration
Statement:


  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  -------------------------------------------------------------------------------------------------------------
    1.1      Underwriting Agreement(1)

    1.2      Soliciting Agent Agreement with Rickel & Associates, Inc.(1)

    3.1      Amended and Restated Articles of Incorporation of Registrant(10), at pp. 1-4.

    3.2      By-laws of Registrant(10), at pp. 5-16.

    4.2      Class B Warrant(2)

    4.3      Unit Purchase Warrants(2)

    5.1      Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A.

   10.10     Third Party Agreement, dated December 19, 1990, between HESR and TSBY(1)

   10.14     RailAmerica, Inc. 1992 Stock Option Plan(1)+

   10.18     Equipment Finance Lease, dated March 8, 1993, among Charter Financial, Inc., the Company,
             HESR, SGVY and RSC(2)

   10.19     Purchase Money Security Agreement, dated March 8, 1993, as amended, among Charter Financial,
             Inc., the Company, HESR, SGVY and RSC(2)

   10.21     Purchase Money Loan and Security Agreement, dated April 1993, among Charter Financial, Inc.,
             Tilden Financial Corp., the Company, HESR, SGVY, and RSC(2)

   10.23     Loan Agreement among RailAmerica, Inc., South Central Tennessee Railroad Corporation, South
             Central Tennessee Railroad Company, Inc. and Charter Financial, Inc., dated as of December 31, 1993(5)

   10.24     Lease Agreement between South Central Tennessee Railroad Authority and South Central Tennessee Railroad
             Company, Inc. dated October 16, 1984(3)

   10.32     Stock Purchase Agreement between Steel City Truck Lines Limited, Josef Bichler and RailAmerica, Inc.
             dated December 19, 1994(11)

   10.33     Stock Purchase Agreement between 823215 Ontario, Inc. and RailAmerica, Inc. dated February 6, 1995(11)

   10.34     Loan documents in connection with RailAmerica's acquisition of Kalyn/Siebert Incorporated(6)

   10.35     Employment Agreement between Robert B. Coward and Kalyn/Siebert Incorporated(6)

   10.36     Loan documents in connection with RailAmerica's acquisition of the assets of Steel City Truck Lines limited(7)

   10.37     Stock Purchase Agreement, dated July 11, 1995, among RailAmerica, Inc., Brain E. Muir, Elli M.A. Mills and Kimberly Hughes, Prairie Holding Corporation and Dakota Rail, Inc.(8)

   10.38     Settlement Agreement (including Warrant Agreement), entered into March 15, 1995, by Eric D. Gerst and
             RailAmerica, Inc., RailAmerica Services Corporation and Huron and Eastern Railway Company, Inc.(8)

   10.39     Loan Agreement, dated September 29, 1995, by and between RailAmerica, Inc., Kalyn/Siebert Incorporated,
             RailAmerica Intermodal Services, Inc., RailAmerica Carriers, Inc., Steel City Carriers, Inc., Saginaw Valley
             Railway Company, Inc., Huron and Eastern Railway Company, Inc. and National Bank of Canada(10)

   10.40     Asset Purchase Agreement, dated October 11, 1995, by and among Seagraves, Whiteface & Lubbock Railroad Co.,
             American Railway Corporation, TEMCO Corporation and RailAmerica, Inc.(9)


  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  -------------------------------------------------------------------------------------------------------------
   10.41     Employment Agreement between Gary O. Marino and RailAmerica, Inc.(10)+

   10.42     Employment Agreement between John H. Marino and RailAmerica, Inc.(10)+

   10.43     Stock Option Agreement, dated November 11, 1994, between RailAmerica, Inc. and Gary O. Marino (10)+

   10.44     RailAmerica, Inc. 1995 Stock Incentive Plan(10)+

   10.45     RailAmerica, Inc. 1995 Non-Employee Director Stock Option Plan(10)

   10.46     RailAmerica, Inc. 1995 Employee Stock Purchase Plan(10)

   10.47     RailAmerica, Inc. Corporate Senior Executive Bonus Plan(10)+

   10.49     Purchase and Sale Agreement dated November 30, 1995, by and between CSX Transportation, Inc. and
             Saginaw Valley Railway Company, Inc.(11)

   10.50     Stock Purchase Agreement dated October 1, 1995 by and between RailAmerica, Inc. and the holders of all the issued and outstanding shares of the Company's Preferred Stock(11)

   10.51     Asset Purchase Agreement dated January 26, 1996 by and between TEMCO Corporation and RailAmerica Equipment
             Corporation(11)

   10.52     Agreement of Sale dated July 18, 1996 by and between the Commonwealth's Department of Transportation and
             Delaware Valley Railway Company, Inc., a wholly owned subsidiary of RailAmerica, Inc.(12)

   10.53     Agreement entered into by and between R. Frank Unger, Trustee of Sagamore National Corporation, Indiana HiRail
             Corporation and RailAmerica, Inc.(12)

   10.54     Asset Purchase Agreement, dated August 5, 1996, by and among Burlington Northern Railroad Company and Cascade and Columbia River Railroad Company, a subsidiary of RailAmerica, Inc.(13)

   10.55     Confidential Private Placement Memorandum dated September 20, 1996(14)
   10.56     Stock Purchase Agreement, dated as of September 20, 1996, by and among Otter Tail Valley Railroad Company, Inc.
             and the shareholders of Otter Tail Valley Railroad Company, Inc. and Dakota Rail, Inc.(15)

   23.1      Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (contained in exhibit 5.1)

   23.2      Consent of Coopers & Lybrand L.L.P.

   24.1      Power of Attorney:  Included Herein

   28.3      Warrant Agent Agreement(1)

-----------------------------------

(1) Incorporated by reference to the same exhibit number filed as part of the Registrant's Registration Statement on Form S-1, Registration No. 33-49026.
(2) Incorporated by reference to the same exhibit number filed as part of the Registrant's Post-Effective Amendment No. 3 on Form SB-2 dated November 25,1994, Registration No. 33-49026.
(3) Incorporated by reference to the same exhibit number filed as part of the Company's annual report on Form 10-KSB, filed with the Securities and Exchange Commission on March 31, 1993.
(4) Incorporated by reference to the same exhibit number filed as part of the Registrant's Post-Effective Amendment No. 4 on Form SB-2 dated December 14, 1994, Registration No. 33-49026.
(5) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-KSB for the year ended December 31, 1993, filed with the Securities and Exchange Commission on April 15, 1994.
(6) Incorporated by reference to the same exhibit number filed as a part of the Registrant's Post-Effective Amendment No. 2 on Form SB-2, dated October 17,1994, Registration No. 33-49026.

(7) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-KSB for the year ended December 31, 1994, filed with the Securities and Exchange Commission on March 30, 1995.
(8) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-QSB for the quarter ended June 30,1995, filed with the Securities and Exchange Commission on August 9, 1995.
(9) Incorporated by reference to the exhibit 2.1 filed as part of the Company's Form 8-K as of November 1, 1995, filed with the Securities and Exchange Commission on November 3, 1995.
(10) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-QSB for the quarter ended September 30, 1995, filed with the Securities and Exchange Commission on November 12, 1995.
(11) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-KSB for the year ended December 31, 1995, filed with the Securities and Exchange Commission on April 12, 1996.
(12) Incorporated by reference to the same exhibit number filed as part of the Company's Form 10-QSB for the quarter ended June 30, 1996, filed with the Securities and Exchange Commission on August 12, 1996
(13) Incorporated by reference to the exhibit 2.1 filed as part of the Company's Form 8-K as of September 6, 1996, filed with the Securities and Exchange Commission on September 20, 1996.
(14) Incorporated by reference to the exhibit A filed as part of the Company Form 8-K as of September 30, 1996, filed with the Securities and Exchange Commission on October 17, 1996.
(15) Incorporated by reference to the exhibit 2.1 filed as part of the Company's Form 8-K as of October 11, 1996, filed with the Securities and Exchange Commission on October 25, 1996.

+    Executive Compensation Plan or Arrangement.

ITEM 17.    UNDERTAKINGS

   (a)  The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boca Raton, Florida, as of February 27, 1997.

                                        RAILAMERICA, INC.

                                        By:
                                           -------------------------------------
                                           Gary O. Marino
                                           Chairman, President Chief Executive
                                            Officer and Treasurer
                                           (Duly Authorized Representative)

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary O. Marino and Larry Bush his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of February 27, 1997.



                                           -------------------------------------
                                           Gary O. Marino, Chairman, Chief
                                           Executive Officer, President, Chief
                                           Operating Officer and Treasurer
                                           (Principal Executive and Financial
                                           Officer)


                                           -------------------------------------
                                           John H. Marino, Vice Chairman and
                                           Senior Transportation Officer


                                           -------------------------------------
                                           Donald D. Redfearn, Executive Vice
                                           President, Secretary and Director


                                           -------------------------------------
                                           Larry Bush, Assistant Vice President
                                           and Controller (Principal Accounting
                                           Officer)


                                           -------------------------------------
                                           Richard Rampell, Director


                                           -------------------------------------
                                           John M. Sullivan, Director


                                           -------------------------------------
                                           Charles Swinburn, Director


                                           -------------------------------------
                                           Robert F. Toia, Director


                                           -------------------------------------
                                           Douglas R. Nichols, Director

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boca Raton, Florida, as of February 27, 1997.

                                        RAILAMERICA, INC.

                                        By:/s/ Gary O. Marino
                                           -------------------------------------
                                           Gary O. Marino
                                           Chairman, President Chief Executive
                                           Officer and Treasurer
                                           (Duly Authorized Representative)

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary O. Marino and Larry Bush his true and lawful attorneys-in-fact, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of February 27, 1997.

                                           /s/ Gary O. Marino
                                           -------------------------------------
                                           Gary O. Marino, Chairman, Chief
                                           Executive Officer, President, Chief
                                           Operating Officer and Treasurer
                                           (Principal Executive and Financial
                                           Officer)

                                           /s/ John H. Marino
                                           -------------------------------------
                                           John H. Marino, Vice Chairman and
                                           Senior Transportation Officer

                                           /s/ Donald D. Redfearn
                                           -------------------------------------
                                           Donald D. Redfearn, Executive Vice
                                           President, Secretary and Director

                                           /s/ Larry Bush
                                           -------------------------------------
                                           Larry Bush, Assistant Vice President
                                           and Controller (Principal Accounting
                                           Officer)

                                           /s/ Richard Rampell
                                           -------------------------------------
                                           Richard Rampell, Director

                                           /s/ John M. Sullivan
                                           -------------------------------------
                                           John M. Sullivan, Director

                                           /s/ Charles Swinburn
                                           -------------------------------------
                                           Charles Swinburn, Director

                                           /s/ Robert F. Toia
                                           -------------------------------------
                                           Robert F. Toia, Director

                                           /s/ Douglas R. Nichols
                                           -------------------------------------
                                           Douglas R. Nichols, Director



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